Exhibit 21.1

SUBSIDIARIES OF NEVADA GOLD & CASINOS, INC.

WHOLLY-OWNED SUBSIDIARIES	STATE OF INCORPORATION

Black Hawk Gold, Ltd.	Colorado
CGC Holdings, L.L.C.	Nevada
Colorado Grande Enterprises, Inc.	Colorado
Gold Mountain Development, LLC	Colorado
Gold River, LLC	Nevada
Nevada Gold BVR, L.L.C.	Nevada
Nevada Gold NY, Inc.	New York
Nevada Gold Vicksburg, LLC	Mississippi
Nevada Gold Management Services, LLC	Texas
Nevada Gold Washington, LLC	Washington

PARTIALLY OWNED SUBSIDIARIES

Dry Creek Casino, LLC	Texas
Restaurant Connections International, Inc.	Nevada
Texas City Limits, LLC	Texas
Route 66 Casinos, LLC	Nevada